Annual Shareholder Meeting Results:
The Funds held their joint annual meeting of shareholders on July 17, 2013. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Dividend, Interest & Premium Strategy
Re-election of Deborah A. DeCotis – Class II to serve until the Annual Meeting for the 2016-2017 fiscal year	82,096,009	2,245,050
Re-election of Bradford K. Gallagher – Class II to serve until the Annual Meeting for the 2016-2017 fiscal year	82,197,690	2,143,369
Re-election of James A. Jacobson – Class II to serve until the Annual Meeting for the 2016-2017 fiscal year	82,212,171	2,128,888

The other members of the Board of Trustees at the time of this meeting, namely, Hans W. Kertess, John C. Maney†,
William B. Ogden, IV and Alan Rappaport continue to serve as Trustees.

† Interested Trustee